UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO	VP, Treasurer
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES 2011 FIRST QUARTER RESULTS
Net Sales Increase 21%, Operating Income Increases 84%

Hawthorne, NY, May 26, 2011 - Taro Pharmaceutical Industries Ltd. (“Taro,” or the “Company,” Pink Sheets: TAROF) today provided unaudited financial results for the quarter ended March 31, 2011.

First Quarter 2011 Highlights
●	Net sales of $107.7 million, increased $18.7 million, or 21.0%, over the first quarter of 2010.
●	Gross profit, as a percentage of sales was 58.6%, compared to 59.7% in the first quarter of 2010.
●	Selling, general and administrative expenses decreased $2.4 million, and as a percentage of net sales decreased to 20.8%, compared to 28.0% in the first quarter of 2010.
●	Operating income increased 84.4% to $33.4 million, or 31.0% of net sales, compared to $18.1 million, or 20.3% of net sales, in 2010.
●
Net income attributable to Taro was $25.7 million compared to $8.6 million in the first quarter of 2010, a $17.1 million increase resulting in diluted earnings per share of $0.58 compared to $0.21 in the first quarter of 2010.

Cash Flow and Balance Sheet Highlights
●	Cash flow from operations was $24.4 million compared to $15.8 million in the same period a year ago.
●	Cash, including marketable securities, increased $34.8 million to $123.7 million from December 2010.

Jim Kedrowski, Taro’s Interim Chief Executive Officer commented, “While continual progress is being made, our focus is to ensure that this improvement is sustainable.  Considerable effort will continue to be concentrated on improving our processes to deliver quality products on-time, and build our pipeline, through R&D, in order to meet the growing customer demand.  As the Taro management team moves the company forward, the progress in our performance is expected to be consistent and gradual.”

-more-

Taro Pharmaceutical Industries Ltd.

2009 Audit Completed and Filed on Form 6-K with the SEC; Status of 2010 Audit

On March 31, 2011, the Company filed its audited consolidated financial statements for the year ended December 31, 2009 on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”).

Audited financial statements for the year ended December 31, 2010, will be reported as soon as they become available, and filed with the SEC as part of its Annual Report on Form 20-F, which is expected to be on or prior to June 30, 2011, when such filing is due.  In addition, the Company intends to address its Form 20-F filing requirements for the years ended December 31, 2007, 2008 and 2009.  The 2010 information contained in the audited financial statements and SEC filings may differ from the information currently and previously reported by the Company.  Subject to the foregoing, the 2010 information presented in this press release, updated from our January 28, 2011 press release, represents the best information currently available to Taro management.

Taro Resolves FDA Warning Letter

As previously announced on April 25, 2011, the U.S. Food and Drug Administration (“FDA”) informed the Company that after a February 2011 re-inspection of its Canadian manufacturing facility, the site has an acceptable regulatory status and therefore, the issues noted in a February 5, 2009 Warning Letter are considered to be resolved.

FDA Approvals

During the first quarter, Taro received three ANDA approvals from the FDA:  Risperidone Oral Solution 1mg/mL, Ciclopirox Shampoo 1% and Ondansetron Hydrochloride Tablets USP, 4 mg, 8 mg and 24 mg. In addition, on April 15, 2011, Taro received FDA approval for Imiquimod Cream, 5%.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, completion of the 2010 audit, and estimates of financial results and financial information for 2010.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the 2010 audit, actions of the Company's lenders and creditors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements speak only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(U.S. dollars in thousands, except share data)

	Three Months Ended
	March 31,
	2011		2010(1)

Sales, net	$107,727		$89,043
Cost of sales	44,617		35,892
Gross Profit	63,110		53,151

Operating Expenses:
Research and development, net	7,258		8,837
Selling, marketing, general and administrative	22,460		24,898
Impairment	-		1,308
Operating Income	33,392		18,108

Financial Expenses, net:
Interest and other financial expenses	778		1,277
Foreign exchange expense	409		3,017

Other income (expense), net	251		(149)
Income before income taxes	32,456		13,665
Tax expense	6,368		1,864
Income from continuing operations	26,088		11,801
Net loss from discontinued operations(2)	(135)		(3,221)
Net income	25,953		8,580
Net income attributable to non-controlling interest(3)	295		30
Net income attributable to Taro	$25,658		$8,550

Net income per ordinary share
from continuing operations attributable to Taro:
Basic	$0.58		$0.30
Diluted	$0.58		$0.29

Net loss per ordinary share
from discontinued operations attributable to Taro:
Basic	$0.00	*	$(0.08)
Diluted	$0.00	*	$(0.08)

Net income per ordinary share
attributable to Taro:
Basic	$0.58		$0.22
Diluted	$0.58		$0.21

Weighted-average number of ordinary shares used
to compute net income per share:
Basic	44,284,556		39,249,342
Diluted	44,447,293		40,972,869

(1)
The 2010 information presented above is updated from the June 14, 2010 press release to reflect items 2 and 3 below. This information represents the best information currently available to Taro management.  The Company believes this information fairly represents the results of operations.

(2)
In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and has therefore classified the losses attributable to its Irish subsidiary as losses from discontinued operations.

(3)
The impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

* Amount is less than $0.01.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(Unaudited)
(U.S. dollars in thousands)

	March 31,	December 31,
	2011	2010(1)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$78,872	$54,144
Short-term bank deposits	41,105	31,000
Marketable securities	3,684	3,693
Accounts receivable and other:
Trade, net	81,815	73,406
Other receivables and prepaid expenses	52,763	49,251
Inventories	86,024	83,709
Assets held for sale, net(2)	462	434
TOTAL CURRENT ASSETS	344,725	295,637

Long-term receivables and other assets	30,974	30,663
Property, plant and equipment, net	161,671	163,596
Other assets	60,211	66,546
TOTAL ASSETS	$597,581	$556,442

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$17,312	$14,885
Current maturities of long-term debt	13,597	13,310
Trade payables and other current liabilities	103,535	101,591
TOTAL CURRENT LIABILITIES	134,444	129,786

Long-term debt, net of current maturities	32,084	31,225
Deferred taxes and other long-term liabilities	10,491	10,918
TOTAL LIABILITIES	177,019	171,929

Non-controlling interest(3)	3,496	3,201
Taro shareholders' equity	417,066	381,312

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$597,581	$556,442

(1)
The 2010 information presented above is updated from the January 27, 2011 press release and represents the best information currently available to Taro management.  The Company believes this information fairly represents the results of operations.

(2)	In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and therefore has classified the related assets as held for sale.
(3)
The impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASHFLOWS
(Unaudited)
(U.S. dollars in thousands)

	Three Months Ended March 31,
	2011	2010(1)
Operating Activities
Net income	$25,953	$8,580
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,709	4,588
Stock-based compensation	20	99
Impairment of long-lived assets	-	1,308
Increase (decrease) in long-term debt due to currency fluctuations	1,136	(229)
Increase in trade receivables	(8,270)	(2,171)
Change in derivative instruments, net	(831)	-
Increase (decrease) in other receivables, prepaid expenses and other assets	2,531	(734)
Increase in inventories	(1,592)	(3,545)
Foreign exchange effect on intercompany balances	(368)	2,544
Increase in trade and other payables and accruals	1,070	5,408
Net cash provided by operating activities	24,358	15,848

Investing Activities:
Purchase of property plant & equipment, net of related grants	(887)	(751)
Investment in other intangible assets	-	(28)
Investment in short-term bank deposits	(10,105)	(23,642)
Proceeds from sale of short-term bank deposits	-	12,489
Proceeds from sale of property, plant and equipment	-	240
Net cash used in investing activities	(10,992)	(11,692)

Financing Activities:
Proceeds from the issuance of shares, net	8,554	-
Proceeds (repayments) of long-term debt	9	(1,427)
Proceeds of short-term bank debt, net	2,428	3,710
Net cash provided by (used in) financing activities	10,991	2,283

Effect of exchange rate changes	371	(97)
Net increase in cash	24,728	6,342
Cash at beginning of period	54,144	93,307

Cash at end of period	$78,872	$99,649

(1)	The 2010 information presented above is updated from the June 14, 2010 press release to reflect the Company’s Irish subsidiary as discontinued operations and the impairment of its assets.

#####

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 26, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
	Name:	James Kedrowski
	Title:	Interim Chief Executive Officer and Director